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                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                  ______________

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


       (MARK ONE):
       [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
             SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED].
       For the fiscal year ended December 31, 1993

                                        OR

       [  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
             SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
       For the transition period from ________________ to ________________

       Commission file number 1-4851

             A. Full title of the plan and the address of the plan, if different from that of the issuer named below: THE SHERWIN-WILLIAMS COMPANY EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

             B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: THE SHERWIN-WILLIAMS COMPANY, 101 PROSPECT AVENUE, N.W., CLEVELAND, OHIO 44115
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                                FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED DECEMBER 31, 1993 AND 1992

                                        FOR

                              ANNUAL REPORT ON FORM 11-K

                         THE SHERWIN-WILLIAMS COMPANY
                   EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN
                               CLEVELAND, OHIO
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                        REPORT OF INDEPENDENT AUDITORS


       Administrative Committee of
       The Sherwin-Williams Company
       Employee Stock Purchase and Savings Plan
       Cleveland, Ohio

       We have audited the accompanying statements of financial condition of The Sherwin-Williams Company Employee Stock Purchase and Savings Plan as of December 31, 1993 and 1992, and the related statements of operations and plan equity for the year ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

       We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Sherwin-Williams Company Employee Stock Purchase and Savings Plan at December 31, 1993 and 1992, and the results of its operations and changes in its plan equity for the year ended December 31, 1993, in conformity with generally accepted accounting principles.

       Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1993, and transactions or series of transactions in excess of 5% of the current value of plan assets for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements.
       The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1993 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1993 financial statements taken as a whole.


                                                        /s/ Ernst & Young

                                                        ERNST & YOUNG

       Cleveland, Ohio
       June 17, 1994
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ANNUAL REPORT

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

December 31, 1993 and 1992



The following financial statements and other information of The
Sherwin-Williams Company Employee Stock Purchase and Savings Plan (the "Plan") are included herewith:

  Statements of financial condition--December 31, 1993 and 1992
  Statements of operations and plan equity--Year ended December 31, 1993 Notes to financial statements

The following supplemental schedules of the Plan included in the Annual Report of the Plan on Form 5500 filed with the Internal Revenue Service for the year ended December 31, 1993, are included herewith:

  Item 27(a)--Assets held for investment--The Sherwin-Williams Company Employee
                Stock Purchase and Savings Plan
  Item 27(d)--Transactions or series of transactions in excess of 5% of the current value of plan assets--The Sherwin-Williams Company Employee Stock Purchase and Savings Plan

All other supplemental schedules and notes for which provision is made in the applicable rules and regulations of the Department of Labor Regulations are not required under the related instructions or are inapplicable and, therefore, have been omitted.
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                                        SIGNATURE
                                        ---------

               Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee, created under the Plan to administer the Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.





                                        THE SHERWIN-WILLIAMS COMPANY
                                        EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN





                                        /S/D. J. Gauntner
                                        -----------------
                                        D. J. Gauntner, Secretary of the
                                                Administrative Committee of
                                                the Plan


       June 27, 1994